UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File number 1-1000

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPARTON CORPORATION 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

SPARTON CORPORATION

425 N. Martingale — Suite 2050

Schaumburg, IL 60173-2213

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2013 and 2012

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Members of the Investment Review Committee

Sparton Corporation 401(k) Plan

Schaumburg, Illinois

We have audited the accompanying statements of net assets available for benefits of the Sparton Corporation 401(k) Plan (the Plan) as of June 30, 2013 and 2012, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of June 30, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Grand Rapids, Michigan December 20, 2013

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2013 and 2012

Statements of Net Assets Available for Benefits

	June 30, 2013	June 30, 2012
Investments, at fair value
Money market fund	$5,645	$168
Mutual funds	21,993,664	16,811,603
Common/collective trust	4,181,525	4,332,725
Company common stock	2,234,192	1,489,541

Total investments, at fair value	28,415,026	22,634,037
Cash	6	4
Notes receivable from participants	869,365	695,025

Net assets available for benefits, at fair value	29,284,397	23,329,066
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by common/collective trust	—	(1,732)

Net assets available for benefits	$29,284,397	$23,327,334

See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2013 and 2012

Statements of Changes in Net Assets Available for Benefits

	For the Year Ended June 30,
	2013	2012
Additions
Investment income:
Dividend income from mutual funds	$488,571	$335,998
Net appreciation (depreciation) in fair value of investments	3,414,095	(388,463)

Net investment income (loss)	3,902,666	(52,465)
Interest income from notes receivable from participants	31,610	26,523
Contributions:
Participant	2,504,187	2,112,426
Employer	880,731	702,909
Rollovers	2,373,487	254,807

Total contributions	5,758,405	3,070,142

Total Additions	9,692,681	3,044,200

Deductions
Benefits paid directly to participants	3,679,564	2,379,834
Deemed distributions	42,097	29,266
Corrective distributions	685	1,726
Administrative expenses	13,272	43,881

Total Deductions	3,735,618	2,454,707

Net increase	5,957,063	589,493

Net Assets Available for Benefits, beginning of year	23,327,334	22,737,841

Net Assets Available for Benefits, end of year	$29,284,397	$23,327,334

See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2013 and 2012

Notes to Financial Statements

1. Plan Description

The following description of Sparton Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan includes all eligible employees of Sparton Corporation and its wholly owned subsidiaries, Sparton Electronics Florida, Inc., Sparton Technology Inc., Spartronics, Inc., Sparton Medical Systems, Inc., Sparton Medical Systems Colorado, LLC and Sparton Onyx, LLC (referred to as the Company). Sparton Onyx, LLC was purchased by the Company in November 2012. Employees of this acquired business were allowed to rollover previous 401(k) savings into the Plan and to otherwise participate in the Plan effective January 1, 2013. The Plan is a defined contribution plan covering employees of the Company who have attained the age of 20 and have completed at least 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Eligible employees may elect to contribute up to 100% of their compensation, subject to certain limitations. The Plan provides that the Company may contribute, on a discretionary basis, contributions in the form of matching contributions or non-elective contributions. During each of the years ended June 30, 2013 and 2012, the Company matched 50% of participants’ contributions up to 6% of their eligible compensation. There were no non-elective contributions made to the Plan during either of the years ended June 30, 2013 or 2012.

Participant Accounts

Each participant account is credited with the participant’s and the Company’s contributions, as well as an allocation of Plan earnings or losses. Investment earnings and losses are credited to each participant’s account on a daily basis based upon the performance of the funds in that participant’s account. Participants direct the investment of their accounts into various investment funds offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust, and common stock as investment options for participants. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Diversification

Participants may invest both employee and employer contributions in any of the available investment options under the Plan, which includes the Company’s common stock.

Participant Loans

Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance, excluding Company stock. The loans are secured by the balance in the participant’s account and bear interest rates that range from 4.25% to 9.25%, which rates represented the Prime Rate plus one percent at the time that they were originated. Loans must be repaid within five years with the exception of loans for a primary residence, which must be repaid within 15 years. Principal and interest are paid ratably through regular payroll deductions.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2013 and 2012

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting on employer matching contributions and employer non-elective contributions made prior to January 1, 2011 is based upon years of credited service, becoming fully vested after five years of credited service. Employer matching contributions made after January 1, 2011 are immediately 100% vested. Employer non-elective contributions made after January 1, 2011 vest based upon years of credited service, becoming 100% vested after five years of credited service.

Payment of Benefits

In the event of normal, early, or disability retirement of a participant, termination of employment or in the event of death, the participant or beneficiary can elect to receive a lump sum payment equal to their vested account balance or, if the vested account balance exceeds $5,000, maintain their account in the Plan on a tax deferred basis until the participant reaches age 70 1/2. Under certain hardship conditions, a participant may be allowed to withdraw all or a portion of their contributions.

Forfeitures

Forfeitures consist of the non-vested portions of terminated participants’ accounts. If a participant was subsequently rehired prior to five one-year consecutive breaks in service, forfeitures may be reinstated to the participant’s account. Forfeitures are held by the Plan and become available immediately to pay administrative fees related to the Plan. Forfeitures used to pay Plan expenses were $272 and $15,527 for the plan years ended June 30, 2013 and 2012, respectively. The unused forfeiture balance amounted to $5,645 and $168 at June 30, 2013 and 2012, respectively.

Administrative Fees

The Company pays certain administrative costs of the Plan, that are not paid through forfeitures, associated with any professional services provided to the Plan, and the cost of communications to the participants. Administrative expenses recorded in the Plan represent trustee fees and record keeping fees paid directly from the Plan to the Plan’s trustee. Loan fees are deducted directly from the participants’ accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of changes in net assets available for benefits.

Concentration of Investments

Included in investments at June 30, 2013 and 2012, are shares of the Company’s common stock amounting to $2,234,192 and $1,489,541, respectively. This investment represented approximately 8% and 7% of total investments at June 30, 2013 and 2012, respectively. A significant decline in the market value of the Company’s stock would significantly affect the net assets available for benefits.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2013 and 2012

Investment Valuation and Income Recognition

Plan assets invested in mutual funds and Company common stock are stated at aggregate fair value based upon quoted market prices.

The Plan holds shares of a common/collective trust (“CCT”) that has investments in fully benefit-responsive investment contracts. CCTs with underlying investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the Plan’s CCT investments at fair value at both June 30, 2013 and 2012, as well as an adjustment of the Plan’s CCT investment at June 30, 2012 from fair value to contract value. At June 30, 2013, contract value of the Fund’s current CCT investment approximates fair value. The common/collective trust is valued at the net asset value (“NAV”) of the shares held by the Plan at year-end, which is provided by the trustee and is determined based on the fair value of the underlying investments, primarily guaranteed investment contracts (“GICs”), synthetic GICs and common collective trusts. Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates for the CCT were 1.59% and 1.95%, respectively, for the year ended June 30, 2013. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable. Participant-directed redemptions from the Plan’s current CCT have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” (“ASU 2011-04”), which amends ASC 820, “Fair Value Measurements and Disclosures”. ASU 2011-04 requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, ASU 2011-04 provides guidance on measuring fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance became effective for reporting periods beginning after December 15, 2011 and, if applicable, are included in the Plan’s current fair value disclosures.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2013 and 2012

3. Fair Value Measurements

The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices in active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refer to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2013 and 2012:

	June 30, 2013
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Money market fund	$5,645	$5,645	$—	$—
Mutual funds:
International equity fund	1,409,430	1,409,430	—	—
Large-cap equity funds	3,976,049	3,976,049	—	—
Small/Mid-cap equity fund	3,445,416	3,445,416	—	—
Fixed income fund	874,028	874,028	—	—
Balanced fund	12,288,741	12,288,741	—	—
Common/collective trust	4,181,525	—	4,181,525	—
Company common stock	2,234,192	2,234,192	—	—

Total investments, at fair value	$28,415,026	$24,233,501	$4,181,525	$—

	June 30, 2012
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Money market fund	$168	$168	$—	$—
Mutual funds:
International equity fund	1,304,527	1,304,527	—	—
Large-cap equity funds	3,366,721	3,366,721	—	—
Small/Mid-cap equity funds	3,059,168	3,059,168	—	—
Fixed income fund	1,009,598	1,009,598	—	—
Balanced fund	8,071,589	8,071,589	—	—
Common/collective trust	4,332,725	—	4,332,725	—
Company common stock	1,489,541	1,489,541	—	—

Total investments, at fair value	$22,634,037	$18,301,312	$4,332,725	$—

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2013 and 2012

4. Investments

Investments representing five percent or more of net assets available for benefits are as follows:

	June 30, 2013	June 30, 2012
Common / collective trust
Federated Capital Preservation Fund IP	$4,181,525	$—
SunTrust Retirement Stable Asset Fund	—	4,332,725
Mutual funds
MFS International Diversification Fund	*	1,304,527
Vanguard 500 Index Signal Fund	2,016,577	1,751,281
T. Rowe Price Retirement 2010 Fund	*	1,411,744
T. Rowe Price Retirement 2020 Fund	4,143,164	3,010,597
T. Rowe Price Retirement 2030 Fund	3,409,105	2,034,625
T. Rowe Price Retirement 2040 Fund	2,925,259	1,532,191
Common stock
Sparton Corporation Common Stock	2,234,192	1,489,541

*	Represents less than 5% of Plan’s Net Assets Available for Benefits in the year indicated.

The Plan’s investments (including investments purchased, sold and held during year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	For the Year Ended June 30,
	2013	2012
Common/collective trust	$66,511	$116,471
Mutual funds	2,337,726	(440,853)
Company common stock	1,009,858	(64,081)

	$3,414,095	$(388,463)

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate or partially terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their Company contribution account.

6. Income Tax Status

The Internal Revenue Service has determined in a letter dated March 31, 2008 that the prototype plan document was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan document has been amended since receiving the determination letter, including amendments made to comply with recent law changes. However, the Plan Administrator and trustee believe that the Plan is designed, and is currently being operated, in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of June 30, 2013 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there currently are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2013 and 2012

7. Related Party Transactions

The Plan invests in certain investments managed by SunTrust Bank, the trustee, and as such, these investments are considered party-in-interest transactions. Fees paid to SunTrust totaled $13,272 and $43,881 for the years ended June 30, 2013 and 2012, respectively.

8. Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the year ended June 30, 2013:

2013
Net increase in net assets available for benefits per financial statements	$5,957,063
Adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year	(1,732)

Net income per Form 5500	$5,955,331

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2013 and 2012

Schedule H, Line 4i -Schedule of Assets (Held at End of Year)

EIN: 38-1054690
June 30, 2013	Plan Number: 002

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)		Cost (d)		Current Value (e)
	Money market fund
	Federated Prime Obligations Fund	5,645	shares	*	*	$5,645
	Common/collective trust
	Federated Capital Preservation Fund IP	418,153	shares	*	*	4,181,525
	Mutual funds
	MFS International Diversification Fund	96,470	shares	*	*	1,409,430
	Goldman Sachs Large Cap Value Fund	70,314	shares	*	*	1,023,771
	MFS Massachusetts Investors Growth Stock Fund	47,813	shares	*	*	935,701
	Vanguard 500 Index Signal Fund	16,490	shares	*	*	2,016,577
	Dreyfus Small Cap Stock Index Fund	24,876	shares	*	*	632,847
	Goldman Sachs Growth Opportunities Fund	8,197	shares	*	*	207,868
	Dreyfus Opportunistic Midcap Value Fund	22,294	shares	*	*	830,688
	Janus Triton Fund	20,906	shares	*	*	418,951
	Perkins Small Cap Value Fund	6,206	shares	*	*	146,020
	T. Rowe Price Mid-Cap Value Fund	45,097	shares	*	*	1,209,042
	MFS Research Bond Fund	51,073	shares	*	*	545,970
*	RidgeWorth Total Return Bond Fund	31,303	shares	*	*	328,058
	T. Rowe Price Retirement 2010 Fund	83,380	shares	*	*	1,399,112
	T. Rowe Price Retirement 2020 Fund	223,592	shares	*	*	4,143,164
	T. Rowe Price Retirement 2030 Fund	170,797	shares	*	*	3,409,105
	T. Rowe Price Retirement 2040 Fund	143,818	shares	*	*	2,925,259
	T. Rowe Price Retirement 2050 Fund	36,308	shares	*	*	412,101

	Total mutual funds					21,993,664
*	Sparton Corporation common stock	150,458	shares	*	*	2,234,192
*	Notes receivable from participants	Interest rates (4.25% to 9.25%) with various maturity dates				869,365

						$29,284,391

*	A party-in-interest as defined by ERISA
**	The cost of participant-directed investments is not required to be disclosed

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2013 and 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTON CORPORATION 401(k) PLAN

/s/ Mark Schlei

Mark Schlei, Senior Vice President and Chief Financial Officer, on behalf of the Investment Review Committee, the Plan’s Named Administrator and Fiduciary

December 20, 2013

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2013 and 2012

Consent of Independent Registered Public Accounting Firm

Sparton Corporation 401(k) Plan

Schaumburg, Illinois

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-156388) of Sparton Corporation of our report dated December 20, 2013, relating to the financial statements and supplemental schedule of Sparton Corporation 401(k) Plan which appear in this Form 11-K for the year ended June 30, 2013.

/s/ BDO USA, LLP

Grand Rapids, Michigan December 20, 2013